

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 18, 2020

James E. Galeese
Executive Vice President and Chief Financial Officer
LSI INDUSTRIES INC.
10000 Alliance Road
Cincinnati, Ohio 45242

   Re: LSI INDUSTRIES INC.
     Form 10-Q for the quarter ended September 30, 2019
     Exhibit No. 10.1 – FY20 Long Term Incentive Plan
     Exhibit No. 10.2 – FY20 Short Term Incentive Plan
     Exhibit No. 10.3 – Form of Performance Share Unit Award Agreement
     Filed November 7, 2019
     File No. 000-13375

Dear Mr. Galeese:

   We have concluded our assessment of your redacted exhibits for compliance with applicable form requirements and will process your supplemental response and related materials in accordance with your request.

         Sincerely,

         Division of Corporation Finance